

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Mingfei Liu
Chief Operating Officer
U-BX Technology Ltd.
Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People's Republic of China

> **Re: U-BX Technology Ltd.**
> **Amendment No. 9 to Registration Statement on Form F-1**
> **Filed October 26, 2022**
> **File No. 333-262412**

Dear Mingfei Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2022 letter.

Amendment No. 9 to Registration Statement on Form F-1 Filed October 26, 2022

Cover Page

1. You disclose that your offering is contingent upon listing your ordinary shares on Nasdaq or "another national exchange." Please reconcile this with your subsequent disclosure on your cover page that if your Nasdaq listing "is not approved, we will not complete this offering." We also note that your underwriting agreement contemplates listing on the NYSE Amex or Nasdaq. Please advise whether you intend to pursue listing on NYSE Amex if your Nasdaq listing is denied. Please ensure your disclosure is consistent with your underwriting agreement and revise your registration statement as applicable.

2.   To the extent you intend to proceed with your offering if your Nasdaq listing is denied, revise your cover page to indicate that the offering is not contingent on Nasdaq approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Our Customers and Suppliers, page 8

3.   We note your disclosure on page F-18 that as of June 30, 2022, nearly all of your advances to referral partners are made to four partners. Please describe the nature and extent of these referrals in your prospectus. You also state on page F-10 that "[a]dvances to suppliers consist of advances to referral partners." Advise whether the referrals are concentrated among the four suppliers identified on page 9 of your registration statement. Further, tell us whether a limited number of referral partners presents a concentration risk to your business and include appropriate risk factor disclosure if so.

Risk Factors
Risks Related to Our Ordinary Shares and this Offering, page 49

4.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. We further note that you revised your existing risk factor disclosure on page 49 about volatility. Please revise to include a separate risk factor to address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. In both the risk factor and its caption, clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Advances to Referral Partners, page F-10

5.   We note your advances to suppliers consist of advances to referral partners for services that have not been provided or received. We further note that the advances from customers is recorded as current liability as of June 30, 2022. Please help us better understand the nature of your advances to referral partners and advances from customers. Explain whether you received and paid cash in connection with these advances to referral partners and customers.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William S. Rosenstadt